JACKSON®

JACKSON VARIABLE SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

June 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jackson Variable Series Trust (File No. 811-22613) - Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of Jackson Variable Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNAM Guidance – Equity Income Fund, a series of the Trust, (the "Acquired Fund"), a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders of the Acquired Funds (the "Meeting").  The Meeting is being held to request approval of the reorganization of each of the Acquired Funds into certain series of the Trust.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on July 20, 2015.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez
Diana R. Gonzalez
Assistant Vice President

June 18, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Sally Samuel

Re:	Jackson Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

/s/ Diana R. Gonzalez
Diana R. Gonzalez
Assistant Vice President